Jolie Kahn, Esq.

12 E. 49th Street, 11th floor

New York, NY 10017

(516) 217-6379 (telephone)

(866) 705-3071 (telefax)

Joliekahnlaw@sbcglobal.net (email)

October 27, 2022

Division of Corporate Finance

United States Securities and Exchange

Commission

Washington, DC 20549

Attn:	Stephen Krikorian
Melissa Walsh

Re:	Marathon Digital Holdings, Inc. – Request for Further Extension to Respond to Your October 14, 2022 Comment Letter

Dear Melissa:

Thank you for your call yesterday. As discussed, Marathon intends to provide a comprehensive response to your comments no later than November 18, 2022. The reason for the extension is the complex nature of multiple comments, and the Company’s determination to answer to the full satisfaction of the Commission.

I thank you for your assistance on behalf of my client and look forward to moving this process forward.

Sincerely,

/s/ Jolie Kahn

cc: Hugh Gallagher